December 14, 2017

Mark Rakip
Staff Accountant
Office of Real Estate & Commodities
Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.
Washington, D.C. 20549

Re:    Wheeler Real Estate Investment Trust, Inc.
Form 10-K for the year ended December 31, 2016
Filed February 28, 2107
Form 8-K
Filed November 9, 2017
File No. 1-35713

Dear Mr. Rakip:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”), we are writing in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated December 4, 2017, with regard to the Company’s Annual Report on From 10-K for the year ended December 31, 2016 and the Company’s Current Report on Form 8-K filed November 9, 2017.

Form 10-K for the year ended December 31, 2016

Contractual Obligations, page 52

1.
In future periodic filings please disclose the estimated cash requirements for interest related to your debt or tell us why you believe such disclosure is not necessary; refer to footnote 46 in SEC Interpretive Release 33-8350.

The Issuer acknowledges this comment and will include this disclosure in future periodic filings.

Same Store and New Store Operating Income, page 54

2.
In future periodic filings please revise your presentation to begin your reconciliation of property net operating income with net income (loss), ensuring such non-GAAP measure does not receive undue prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issue on May 17, 2016.

The Issuer acknowledges this comment and will include this disclosure in future periodic filings.

Form 8-K filed on November 9, 2017

Exhibit 99.1

Consolidated and Combined Statements of Operations

3.
We note that your bolded operational highlights focus only on non-GAAP measures, which may result in undue prominence given to them. Please revise in future filings to disclose the most comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, remove your reference to GAAP in disclosing Property NOI or tell us how you determined this measure is not considered non-GAAP.

The Issuer acknowledges this comment and will include this disclosure in future periodic filings.

If you have any questions, or if you would like to discuss our response further, please contact me at (757) 627-9088 or wilkes@whlr.us.

Sincerely,

/s/ Wilkes J. Graham

Wilkes J. Graham
Chief Financial Officer